

MAIL STOP 7010

May 9, 2007

Jacques Mot
Chief Executive Officer
Plastinum Corp.
c/o 245 Park Avenue
New York, New York 10167

Re: Plastinum Corp.
Registration Statement on Form SB-2
File No. 333-141994
Filed April 10, 2007

Dear Mr. Mot:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

1. Because of the nature and size of the transaction being registered compared to your outstanding shares, it appears that the transaction may not be a secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead appears to represent a primary offering which must be made at a fixed price. If you wish to continue with the registration of the shares, please identify these selling stockholders as underwriters and include a fixed price at which these selling stockholders will sell the securities. If you disagree, please provide a supplemental legal analysis.

2. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

    - the number of shares outstanding prior to the transaction in which the selling stockholders acquired their shares that are held by persons other than the selling stockholders, affiliates of the company, and affiliates of the selling stockholders;

    - the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders that continue to be held by the selling stockholders or affiliates of the selling stockholders;

    - the number of shares registered for resale on behalf of the selling stockholders or affiliates of the selling stockholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

3. Please file a legal opinion as required by Item 601(b)(5) of Regulation S-B.

Security Ownership of Certain Beneficial Owners and Management, page 24

4. Because the selling stockholder table indicates that Gommaire Verbruggen owns 5.1% of your outstanding common stock, please revise the beneficial ownership table to include Gommaire Verbruggen.

Selling Stockholders, page 27

5. Please disclose how your selling stockholders acquired their securities.

6. Please supplementally provide us with a description of all prior transactions between you and the selling stockholders, any affiliates of the selling stockholders or any person with whom any selling stockholder has a contractual relationship regarding the transaction.

7. Please tell us whether any of the selling stockholders have an existing short position in your common stock and, if so, the date on which each stockholder entered into that short position.

8. For any selling stockholders that are not natural persons and not a reporting company under the Exchange Act, a majority owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act, you must identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner.

9. Please tell us whether any of the selling stockholders are broker-dealers or affiliates of a broker-dealer.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Craig Slivka, Staff Attorney, at (202) 551-3729 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

CC: Alan C. Ederer, Esq.
       Fax: (561) 622-9212